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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

TD Banknorth Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87235A 10 1
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Lee Meyerson, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	CUSIP No. 87235A 10 1

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		143,960,169

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		143,960,169

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	143,960,169

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	62.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

*	Percentage ownership based on 228,879,699 shares of Issuer Common Stock outstanding as of January 2, 2007, as provided by the Issuer.

Item 1. Security and Issuer
     This Amendment No. 10 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”) initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005, Amendment No. 4 thereto filed on February 8, 2006, Amendment No. 5 thereto filed on March 3, 2006, Amendment No. 6 thereto filed on April 21, 2006, Amendment No. 7 thereto filed on October 24, 2006, Amendment No. 8 thereto filed on November 21, 2006 and Amendment No. 9 thereto filed on November 28, 2006 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by the following:
     The total consideration paid by TD in connection with the purchase of the 13 million shares of Issuer Common Stock acquired in connection with the acquisition by the Issuer of Interchange Financial Services Corporation, as described in Item 4, was approximately $405 million, provided from TD’s cash on hand. The purchases made pursuant to the Issuer’s dividend reinvestment program, as described in Item 4, were made from proceeds from a cash dividend paid by the Issuer, in accordance with the terms of such program.
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by the following:
     In accordance with its previously reported commitment, on January 1, 2007, TD purchased 13,000,000 shares of Issuer Common Stock, at a price of $31.17 per share, in connection with the completion of the Issuer’s acquisition of Interchange Financial Services Corporation. The purchase was made in order to finance the cash portion of the consideration payable to shareholders of Interchange Financial Services Corporation in connection with the transaction. TD committed to make the purchase at the time of the execution of the merger agreement for the acquisition of Interchange Financial Services Corporation by the Issuer, in April 2006. In November 2006, TD also acquired 857,858 shares of Issuer Common Stock pursuant to the Issuer’s dividend reinvestment program. Purchases pursuant to the dividend investment program are effected by the administrator of the program.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) (i) As of January 2, 2007, TD was the beneficial owner of 143,960,169 shares of Issuer Common Stock, representing approximately 62.9% of the outstanding Issuer Common Stock, based on a total of 228,879,699 shares outstanding as of January 2, 2007, as provided to TD by the Issuer. Of these 143,960,169 shares, 800 shares are owned by a mutual fund advised by TD Asset Management Inc. (“TDAM”), an institutional investment manager and wholly-owned subsidiary of TD, in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power; such shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
     (c) Except as described in Item 4 above, neither TD nor, to the best of TD’s knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in any shares of Issuer Common Stock since the most recent amendment to the Statement by TD.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK

By:	/s/ Norie Campbell

Name:	Norie Campbell
Title:	Senior Vice President, Legal and Assistant General Counsel
Dated:     January 4, 2007